UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

EMERGING VISION, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

859727109

(CUSIP Number)

Benito R. Fernandez
Horizons Investors Corp.
P.O. Box 80221
Brooklyn, NY 11208-0221
(718) 235-0714

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 859727109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Horizons Investors Corp. 11-2651913
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A ☐
6.	Citizenship or Place of Organization: New York State

Number of Shares Beneficially Owned by Each Reporting Person With
     7.    Sole Voting Power: 57,447,703*
________________________________________________________________________________________________________________________________
     8.    Shared Voting Power: 0
________________________________________________________________________________________________________________________________
     9.    Sole Dispositive Power: 57,447,703*
________________________________________________________________________________________________________________________________
   10.    Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 57,447,703*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A ☐
13.	Percent of Class Represented by Amount in Row (11): 45.8%
14.	Type of Reporting Person (See Instructions): CO

*
Based on the information set forth in the Form 10-Q of Emerging Vision, Inc. (the “Company”) for the quarterly period ended June 30, 2010, as filed with the Securities and Exchange Commission on August 16, 2010, there were 125,292,806 shares of the Company’s Common Stock, par value $0.01 issued and outstanding as of August 16, 2010.  The amount of securities beneficially owned represents shares of Common Stock held by Horizons Investors Corp. which is owned by Mr. Fernandez, and includes the right to acquire 200,000 shares of Common Stock upon the exercise of presently exercisable, outstanding options.

Cusip No. 859727109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Warminster Investment Corp. 23-2117564
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A ☐
6.	Citizenship or Place of Organization: Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With
     7.    Sole Voting Power: 1,295,715*
______________________________________________________________________________________________________________________________
     8.    Shared Voting Power: 0
______________________________________________________________________________________________________________________________
     9.    Sole Dispositive Power: 1,295,715*
______________________________________________________________________________________________________________________________
    10.   Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,295,715*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A ☐
13.	Percent of Class Represented by Amount in Row (11): 1.0%
14.	Type of Reporting Person (See Instructions): CO

*
Based on the information set forth in the Form 10-Q of Emerging Vision, Inc. (the “Company”) for the quarterly period ended June 30, 2010, as filed with the Securities and Exchange Commission on August 16, 2010, there were 125,292,806 shares of the Company’s Common Stock, par value $0.01 issued and outstanding as of August 16, 2010.  The amount of securities beneficially owned represents shares of Common Stock held by Warminster Investment Corp. which is owned by Mr. Fernandez.

This Amendment No. 5 amends and supplements the Amendment No. 4 to Schedule 13D (the “Amendment No. 4”) filed with the Securities and Exchange Commission (the “SEC”) by Horizons Investors Corp. (“Horizons”) on September 21, 2004.  Capitalized terms used herein shall have the meanings ascribed to them in the Amendment No. 4, unless otherwise defined herein.

Item  2. Identity and Background.

Item 2 of Amendment No. 4 is hereby deleted in its entirety and replaced with the following:

This Schedule 13D is being filed by Horizons Investors Corp., a corporation organized under the laws of the State of New York and Warminster Investment Corp., a corporation organized under the laws of the Commonwealth of Pennsylvania.  The principal business of Horizons Investors Corp. and Warminster Investment Corp. are to provide management consulting services.  The address of the principal office at which Horizons Investors Corp. and Warminster Investment Corp. engages in their principal business activity is 131 Lancaster Street, Albany, NY 12210.  During the last five years, neither Horizons Investors Corp., nor Warminster Investment Corp., nor Benito R. Fernandez, the sole executive officer, director and shareholder of Horizons Investors Corp. and Warminster Investment Corp., has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Fernandez is a United States citizen.

Item 4. Purpose of Transaction.

Item 4 of Amendment No. 4 is hereby deleted in its entirety and replaced with the following:

Mr. Fernandez and Harvey Ross, acting as a group, agreed not to attend the Company’s annual meeting of shareholders, which was scheduled for November 9, 2010, for the purpose of withholding a quorum.  Mr. Fernandez and Mr. Ross believe that the Company should reschedule the annual meeting, which the Company has now cancelled, and to include on the agenda at the new meeting an election regarding all six of the Company’s board seats, which Mr. Fernandez and Mr. Ross believe is required for the Company to comply with applicable law.  Mr. Fernandez is no longer acting with Mr. Ross with regard to the election of directors of the Company.

Mr. Fernandez has in the past and intends in the future to exchange views concerning the Company's strategic direction with other shareholders and with the Company's management and the Board of Directors and, such discussions may result in Mr. Fernandez acting with others to seek to obtain or influence control of the Company or seeking to implement or support fundamental changes in the Company's business, governance, capitalization or status as a publicly-traded company.

Item 5. Interest in Securities of the Issuer.

Item 5 of Amendment No. 4 is hereby deleted in its entirety and replaced with the following:

(a)	Amount of securities beneficially owned: 58,743,418* 46.8%
(b)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct vote: 58,743,418*
	(ii)	Shared power to vote or direct vote: 0
	(iii)	Sole power to dispose of or direct disposition of shares: 58,743,418*
	(iv)	Shared power to dispose of or direct disposition of shares: 0
(c)	Transactions in securities of the Company within last 60 days: None

(d)	Third party right to receive dividends or proceeds from sale of securities: N/A
(e)	Date reporting person ceased to be the beneficial owner of more than five percent of class of securities: N/A
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Based on the information set forth in the Form 10-Q of the Company for the quarterly period ended June 30, 2010, as filed with the Securities and Exchange Commission on August 16, 2010, there were 125,292,806 shares of the Company’s Common Stock, par value $0.01 issued and outstanding as of August 16, 2010.  The amount of securities beneficially owned represents shares of Common Stock held by Horizons Investors Corp. and Warminster Investment Corp. which are owned by Mr. Fernandez, and includes the right to acquire 200,000 shares of Common Stock upon the exercise of presently exercisable, outstanding options.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2010

HORIZONS INVESTORS CORP.

By: /s/ Benito R. Fernandez
__________________________________
Name: Benito R. Fernandez
Title: President

WARMINSTER INVESTMENT CORP.

By: /s/ Benito R. Fernandez
__________________________________
Name: Benito R. Fernandez
Title: President